Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Wells Fargo 1st Annual Energy Conference December 9, 2009

Forward-Looking Statements Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts.The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Additional Information and Where to Find It On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439- 8600.The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. Participants in the Solicitation

Demand, Price & CapEx 4 Based off IEA's Medium Term Oil Market Report 2008 2009 2010 2011 2012 2013 2014Higher GDP 3.1% (1.4%) 1.8% 4.2% 4.8% 4.8% 4.7%Lower GDP 3.1% (1.4%) 1.1% 2.7% 3.0% 3.0% 2.9%Crude Price $100 $51 $59 $64 $68 $70 $72 CapEx RACC Demand Capacity

Demand Outlook - Stabilized and Improving Demand Outlook - Stabilized and Improving Source: IEA, OPEC, EIA JASONDJFMAMJJASO 2008 2009 2009 2009 2010 2008 2010 2008 2010 JASONDJFMAMJJASO JASONDJFMAMJJASO JASO JASO JASO

OPEC Spare Capacity "Capacity that can be brought online in 30 days and sustained for 90 days" Source: IEA Monthly OMR, EIA

OPEC Spare Capacity "Capacity that can be brought online in 30 days and sustained for 90 days" Source: IEA Monthly OMR, EIA

US Natural Gas Production +9.3% YoY Source: EIA, / Baker Hughes (CHART) EIA 914 Data - Production Lower 48 Gas Rigs

US Natural Gas Production (CHART) Source: EIA

Natural Gas Inventory Source: EIA

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 11 Gas-directed Drilling Activity by Basin Activity by Trajectory Source: Baker Hughes

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 12 Oil-directed Drilling Activity by Basin Activity by Trajectory Source: Baker Hughes

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 Transforming Baker Hughes (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 Technology Infrastructure People

(c) 2009 Baker Hughes Incorporated. All Rights Reserve d. (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 6 The Strategic Framework

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 7 The Strategic Framework Challenges Complexity Diversity Challenges Footprint Infrastructure Local Workforce

8 Improving Customer Intimacy (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

Regions and Geomarkets Calgary Houston Rio de Janeiro Paris London Dubai Kuala Lumpur Moscow Mexico City Bogota Caracas Buenos Aires Cape Town Lagos Luanda Beijing Aberdeen Perth Stavanger Cairo Tripoli Algiers Milan Almaty Jakarta Mumbai Dhahran

10 (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 10 Organizational Structure Chad Deaton CEO Peter Ragauss SVP & CFO Alan Crain SVP & GC Russ Cancilla VP, HSE & Security Didier Charreton VP, HR Martin Craighead SVP & COO Martin Craighead SVP & COO Single Face to the Customer Maintain control over execution P&L ownership Andy O'Donnell President Western Hemisphere Belgacem Chariag President Eastern Hemisphere Region Presidents Region Presidents Nathan Meehan Reservoir Technology Technology and Capability Leadership Efficiently develop new products and services R&D ownership Product Line Presidents Global Functions Derek Mathieson President Products & Technology Martin Craighead SVP & COO Clif Triplett Information Technology Art Soucy Supply Chain Operational Excellence

16 Achieving Operational Effectiveness (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

17 No Stone Unturned Supply Chain IT Finance HR Manufacturing Technology HSE Legal (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 17

18 Optimizing the Product Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

(c) 2009 Baker Hughes Incorporated. All Rights Reserve d. Reservoir Technology and Consulting Group Fully integrated subsurface advisors Production technology and management Gas storage and CO2 sequestration Unconventional oil & gas production Deepwater development solutions Connecting Baker Hughes services for oil and gas wells Global service coverage 19 Jewel Suite Modeling Software Energy Consulting Reservoir Engineering Reserve Evaluation Geomechanics Wellbore stability Fracture Analysis Subsurface and Production Technology and Engineering Reservoir Simulation and Modeling Software

20 Gap Closure - BJ Services (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 20

Formation Evaluation Synergies Baker Hughes can expand BJ Services reservoir analysis capabilities with dedicated measurements including FLEX/Rockview, FracExplorer, and RPM Gasview BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group Measurement of gas in place in the Barnett Shale Real-time measurement of a hydraulic frac in progress

Exiting the Downturn A Stronger Company Improve Customer Intimacy Geographic organization People strategy - added key executives Achieve Operational Effectiveness Reducing the size of our workforce Efficiencies in shared services organizations Closed and consolidated facilities Supply chain Information technology Optimize the Product Portfolio Reservoir Technology and Consulting Group BHI / BJS merger 25

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